Filed by Coca-Cola West Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated September 30, 2016

September 30, 2016

To whom it may concern
Company	Coca-Cola West Co., Ltd.
Representative	Representative Director	Tamio Yoshimatsu
(TSE / FSE code 2579)
Contact	Director/Senior Exec. Officer, Planning & Finance Division	Yasunori Koga
(TEL 092-641-8774)

Company	Coca-Cola East Japan Co., Ltd.
Representative	Representative Director	Calin Dragan
(TSE code 2580)
Contact	Director, Head of Corporate Administration	Naruhiko Kawamoto
(TEL 03-5575-3749)

(Correction) Announcement of Memorandum of Understanding Regarding Business Integration
Between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd.

Coca-Cola West Co., Ltd (head office : Fukuoka city, Fukuoka prefecture, hereinafter referred to as “CCW”) and Coca-Cola East Japan Co., Ltd. (head office : Minato-ku, Tokyo, hereinafter referred to as “CCEJ”) correct the section 4 “Outline of Two Companies”, (1) “Outline of the two companies (as of the end of Dec. 2015”), “Relationship between the concerned parties” in the press release “Announcement of Memorandum of Understanding Regarding Business Integration Between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd.”announced as of April 26, 2016, as follows:

Corrections are underlined

[before correction]
4.  Outline of the Two Companies
(1) Outline of the two companies (as of the end of Dec. 2015)
Relationship between the concerned parties
Capital relationship	None
Personal relationship	None
Business Relationship	Sales / purchase transactions between CCW and CCEJ
Related party relationship	None

[After correction]
4.  Outline of the Two Companies
(1) Outline of the two companies (as of the end of Dec. 2015)
Relationship between the concerned parties
Capital relationship	CCW owns 20,511 shares (including 1,935 shares indirectly owned) of CCEJ shares (0.02% of issued shares)
Personal relationship	None
Business relationship	Sales / purchase transactions between CCW and CCEJ
Related party relationship	None

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Co., Ltd. (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:
Company Name : Coca-Cola West Co., Ltd.
Address : 7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge :  Masakiyo Uike, Finance Department
Tell :  +81-92-641-8585  Email : masakiyo-uike@ccwest.co.jp